TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

The following is a GM e-newsletter issued on March 28, 2000.

                                * * * * * * * * *

GM Global Leadership e-newsletter
Volume 2, Issue 4


Welcome! This e-newsletter is published by GM Internal Communications for General Motors executives worldwide. Its purpose is to summarize important GM news and provide insights on leadership.

Rick Wagoner on e-commerce: "This is a huge initiative for us. It has the opportunity to affect every aspect of our business. A great example of that is TradeXchange -- taking a core GM process and turning it into an interesting business opportunity on the Internet. But the biggest aspect of all e-business is what this means internally -- how we use e-tools, how we run our business, how we interact with our employees, customers, suppliers and dealers. That's going to be the biggest return for us, and we've really taken some big steps forward in this area. I am proud of the outstanding teamwork displayed by our people and the progress we are making."

The most beautiful car: An international jury of journalists, artists and designers have designated the new Opel Astra Coupe The Most Beautiful Car In The World. Hans Seer, Opel's Director of Design, received the award in a ceremony during the international exhibition "Design in Motion 2000" at the Triennale in Milan, Italy. Opel's elegant sporty newcomer is built by Bertone, the respected Italian coachbuilding and design specialists near Turin, Italy, and will go on sale throughout Europe in spring 2000.

New York auto show: Seven of the nine GM concept vehicles introduced in 2000 will be exhibited for the first time together during the New York auto show April 22-30. They include the GMC Terradyne, Oldsmobile Profile, Cadillac Imaj, Opel CV1, Opel Zafira Snowtrekker, and two alternative fuel vehicles - Triax and Precept. Also, two e-vehicle technologies will be shared - Cadillac Infotainment System and OnStar Personal Calling.










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Offer to exchange stock to commence during second quarter:  GM stockholders will have an opportunity to voluntarily exchange their shares of GM $1 2/3 common stock for Class H common stock later during the second quarter. This option will be available to individuals who own shares of GM $1-2/3 common stock directly, through brokerage accounts or a GM stock savings plan account. A prospectus and other related exchange offer materials will be delivered to homes (or address of record) at the commencement of the exchange offer. If you have questions relating to the exchange materials, call Morrow & Co., GM's information agent at
800.206.5881 or 212.754.8000 (collect calls accepted after commencement of the exchange offer from 8:00 a.m. to 6:00 p.m. Monday - Friday, ET). If you have questions regarding how to participate in the offer through your GM stock savings plan, contact the GM Investment Service Center at 800.489.4646 or
606.491.8257 (collect calls accepted after commencement of the exchange offer Monday - Friday, from 8:30 a.m. to midnight, ET). STOCKHOLDERS ARE URGED TO READ THE IMPORTANT INFORMATION IN GM'S PROSPECTUS RELATING TO THE EXCHANGE OFFER WHICH WILL BE ON FILE AT THE SEC AND WILL BE AVAILABLE FREE OF CHARGE AT ITS WEBSITE, www.sec.gov, AT GM'S WEBSITE AND FROM GM STOCKHOLDER SERVICES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION TO BUY IN CONNECTION WITH THE PLANNED EXCHANGE OFFER, WHICH WILL ONLY BE MADE BY MEANS OF AN APPROPRIATE PROSPECTUS.

Global employee census: In keeping with the spirit of being "one company," and acknowledging the need to listen better to all of our employees, GM is transitioning from a multiple survey process across the regions to a common global census. The Global Census Launch Team has partnered with International Survey Research (ISR) to align the survey with GM's vision and values, and to be able to normalize results within national cultures. The survey will have a core of global and regional questions as well as a section that provides for local flexibility. All GM employees will participate in the census in June; the data will be ready for executive review and leadership roll-outs by mid-September.

Global climate coalition: GM has decided not to renew its membership in the Global Climate Coalition (GCC). In a letter to the GCC, Dennis R. Minano, GM vice president, Environment & Energy, and chief environmental officer, indicated that GM will continue to be active in the global climate public policy arena. Minano also outlined GM's position, summarized as follows: GM believes there is enough cause for concern to take actions to address global greenhouse gas emissions and the risk from potential change; GM is aggressively developing advanced technologies for its products and implementing energy efficiency and greenhouse gas reduction strategies in its plants; GM believes the development of new, cost-effective technologies is the most effective long-term response; and GM continues to oppose ratification of the Kyoto Protocol as well as command and control regulation such as CAFE.

GM puts the "stock" back in stock car racing: GM Powertrain and the American Speed Association (ASA) are putting the "stock" back in stock car racing with the racing debut of the production-based Vortec ASA 5700 V8 engine. The engine powers all race cars in the 2000 ASA ACDelco Challenge Series. The Vortec engines' low cost and high-performance will allow the ASA series to improve competition. The reliable, durable, Vortec engines are identical for all race teams, putting the competitive advantage in the driver's hands. The engines are also about one-third the cost of the series' previous privately built V-6 units, which allows more teams to enter. A benefit to GM will be the opportunity to evaluate one of its most prized engines in a demanding, high-load environment. More information on the ASA 5700 V8 engine can be found on http://powertrain.gm.com/ .

Recommended reading: In Customers.com: How to create a profitable Business Strategy for the Internet and Beyond, well-known technology consultant Patricia Seybold tackles an old subject - customer relationships - from a relatively new perspective: the Internet. In this book, you'll learn that you can't do business on the Internet in a vacuum. You'll also learn what it takes to link these customer-facing initiatives back through the rest of your operational systems and out to those of your suppliers. For more information on this and other books, visit the GM library at http://www.gmr.com/lib. If you are interested in purchasing any of the books featured here stop at your favorite bookstore, visit http://www.amazon.com or other electronic sources for books.

Thought for the day: "Do you know how your organization and your customers can benefit from your e-business and electronic commerce initiatives?" - Patricia Seybold



                                      - 2 -

We appreciate your feedback: If you recently sent us comments, ideas or suggestions, we'd like to thank you. Please continue to send us your comments and ideas for topics by replying to this e-mail or by calling 8.255.9005 or 313.665.9005.

While  General  Motors  has  filed  a  Registration   Statement  on  Form  S-4,
including a preliminary prospectus, regarding the exchange offer with the SEC, it has not yet become effective, which means it is not yet final. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.


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